

Mail Stop 3030

October 28, 2009

Hoh Weng Ming
Chief Financial Officer
China Yuchai International Limited
16 Raffles Quay #26-00
Hong Leong Building
Singapore 048581

> **Re:** **China Yuchai International Limited**
> **Form 20-F for the fiscal year ended December 31, 2008**
> **Filed April 8, 2009**
> **File No. 001-13522**

Dear Mr. Ming:

We have reviewed your letter dated October 2, 2009 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. We note paragraph (b) of your response to comment 1. Please expand your response to discuss and apply the applicable legal standard to your facts, showing appropriate calculations, rather than merely stating that you are in compliance with the Rule.

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As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Gary Todd at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Gabriel Eckstein at (202) 551-3286 or me at (202) 551-3314 with any other questions.

Sincerely,

Daniel Morris
Special Counsel